October 13, 2004

Mail Stop 0408

By U.S. Mail and Facsimile to (202)

Robert E. Balletto
President, Chief Executive Officer and Director
Georgetown Bancorp, Inc.
2 East Main Street
Georgetown, Massachusetts 01833

Re:	Georgetown Bancorp, Inc.
	Form SB-2 filed September 15, 2004
	File No. 333-119007

Dear Mr. Balletto:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Confirm that you will distribute this prospectus with each proxy statement distributed to depositors who will vote on the conversion.

2. In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us supplementally.

3. Include an updated consent of the independent auditors in the pre-effective amendment.

4. Please note the updating requirements of Item 310 (g) of Regulation S-B.

Cover Page

5. Reference is made to the second sentence in the fourth paragraph.
Please revise to put it in plain English what the officers and directors will do and delete the reference to Rule 3a4-1

Summary - page 1

6. Under a separate subheading, please add a brief summary of the material tax consequences and identify the opining law firm.

Our reorganization into a Mutual Holding Company ... - page 2

7. In the third paragraph place the reasons in order of importance to the board. If the primary reason for this offering is not to raise capital, clearly state this.

Dividend Policy - page 14

8. The second sentence in this section is not helpful to potential investors. We would hope the every company will consider the payment of a dividend. If the board does not intend to pay a dividend in the near future, please state that. Revise to clarify the expected timing regarding the determination of the dividend policy. Please make these same revisions on page 28.

Risk Factors - page 17
Office of Thrift Supervision Policy... - page 23

9. Please clarify the second sentence to explain why the possibility of a remutualization transaction results in takeover speculation for mutual holding companies.
10.
How We Intend to Use the Proceeds from the Offering - page 26

11. It is not clear why you state that "in all instances, Georgetown
Savings Bank will receive at least 50% of the net proceeds in the offering," when your table shows the bank receiving 85% of the proceeds across the board. We note a similar statement on page 50 indicating that Georgetown Bancorp will retain up to 50% of the net proceeds from the offering. Please revise or advise.

12. We note that your business plan as discussed on page 38 includes the establishment of three new offices in the next three years, yet no mention is made of this in your Use of Proceeds. Please revise or advise.



Business Strategy - page 38

13. You state in the fourth bullet point that you intend to increase your origination of multi-family, commercial real estate, and commercial loans. Please revise to indicate the extent to which you expect to emphasize these types of loans in your loan portfolio in the forseeable future.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations - page 37

Critical Accounting Policies - page 37

14. Please revise to describe the unallocated component of the
allowance and how it is determined.   Disclose the specific facts
and
circumstances that result in such a significant portion of your allowance being attributable to the unallocated component. Your discussion should address how the unallocated portion of your allowance is consistent with your historical charge-offs and delinquency statistics.

Comparison of Financial Condition at June 30, 2004 and 2003 - page
39

15. Please revise the discussion of your financial condition and results of operations to provide more analysis of how you expect current trends to change as a result of the initiatives you disclose in the Business Strategy section on pages 38 and 29. For example, you state that you intend to increase your origination or riskier loans, however, you do not discuss in MD&A the impact that this decision is expected to have upon the trends in your provision for loan losses and allowance for doubtful accounts.

Average Balance Sheet - page 43

16. Please revise your filing to disclose the amount of taxable and non-taxable investment securities as required by Item I.A. of Guide
3.  This comment also applies to your Rate/Volume Analysis on page
44.

Liquidity and Capital Resources - page 46

17. Please revise to clarify the statement in the fourth paragraph that you expect that a "significant portion of our certificates of deposit will remain with us."

Recent Accounting Pronouncements - page 48

18. Please revise to discuss SAB 105 and the impact (if any) that it is expected to have upon your financial statements in future periods.

19. Your discussion of recent accounting pronouncements should also be disclosed in your financial statements. Please revise your filing to include this discussion in the notes to your financial statements.
Refer to SAB No. 74.

Non-performing and Problem Assets - page 59

20. Please describe the nature and extent of any loans which are not considered nonperforming but where known information about possible credit problems of borrowers causes you to have serious doubt about the ability of such borrowers to comply with the current repayment terms. Refer to Item III.C.2 of Guide 3.

Executive Supplemental Retirement Agreement - page 92

21. Disclose the cost of the insurance policies mentioned in the first paragraph.

Split Dollar Death Benefits - page 93

22. Disclose the cost to your company of the premiums.

Where You Can Find More Information - page 127

23. Revise the prospectus so that you can delete the qualification at the end of the first paragraph and the statement the prospectus may not contain all the information that is important to investors. The prospect must, of course, contain all the information that is important to investors.

Financial Statements

Note 1 - Summary of Significant Accounting Policies - page F-7

24. Please revise your policy for cash equivalents to indicate the maturity date and/or terms of FHLB Ideal Way and the Bank
Investment
Liquidity Fund.

25. You disclose on page F-9 that your allowance consists of specific, general and unallocated components where the general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors and the unallocated component is maintained to cover uncertainties that could affect management`s estimate of probable losses. The table on page 64 indicates that the unallocated portion of your allowance comprised 43% and 41% of your total allowance as of June 30, 2004 and 2003, respectively. Please revise to disclose how you determine the unallocated portion of your allowance.

26. It appears that you have lease agreements for some banking premises and footnote 6 indicates that the estimated useful lives for your building and improvements range from 5 to 40 years. Please revise your policy footnote on page F-10 to indicate the nature of items included within buildings and improvements and if necessary, consider whether you need to revise your depreciation policies for any leasehold improvements.

27. Include an accounting policy for impairment of long-lived assets.

28. Include an accounting policy for Bank-owned life insurance, including how revenue is recognized.

Note 4 - Securities - page F-12

29. You state on page F-15 that your gross unrealized losses of $225,000 relate principally to federal agency obligations. However, based upon the table provided, it appears that the majority of gross unrealized losses ($170,000) at June 30, 2004 pertain to the line item titled "mortgage-backed securities". Please revise as appropriate.

Note 5 - Loans - page F-16

30. You state on page F-17 that mortgage loans serviced for others amount to approximately $854,000 as of June 30, 2004. Please revise to include the disclosures required by paragraph 17(e) of SFAS 140 with respect to mortgage loan servicing assets and liabilities and include an accounting policy in Note 1.


*      *      *
Closing Comments

      31. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Lisa Haynes, Staff Accountant, at (202) 824-5398 or John Nolan, Branch Chief, at (202) 942-1783 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 942-2932 or me at
(202) 942-2889 with any other questions.

						Sincerely,



William Friar
Senior Financial Analyst

cc:	Robert B. Pomerenk, Esq.
	Kent M. Krudys, Esq.
	Luse Gorman Pomerenk & Schick, P.C.
	5335 Wisconsin Avenue, N.W.
	Suite 400
	Washington, D.C. 20015



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Georgetown Bancorp, Inc.
Page 6